UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On December 18, 2025, Nova Minerals Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to the underwritten public offering of 2,928,300 American depositary shares (“ADSs”), each representing twelve (12) ordinary shares of the Company, at a public offering price of US$6.83 per ADS (the “Offering”). All of the ADSs are being sold by the Company. In addition, the Company granted to the Underwriters a 45-day option (the “Option”) to purchase up to an additional 439,245 ADSs at the public offering price, less underwriting discounts and commissions.

The Company expects to receive net proceeds from the Offering of approximately $18.6 million, excluding proceeds from any exercise of the Option by the Underwriters, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from this offering for planned exploration and development activities on its Estelle Project, including additional drilling and exploration, feasibility and environmental studies, camp expansion, permits and approvals, initial development activities, and for general corporate purposes and working capital.

The Offering was made pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-292084), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2025 and became effective on December 17, 2025. The final prospectus supplement dated December 18, 2025 relating to and describing the terms of the Offering was filed with the SEC on December 19, 2025. The Offering closed on December 22, 2025.

Pursuant to the terms of the Underwriting Agreement and subject to certain exceptions as set forth in the Underwriting Agreement, from the date of the Underwriting Agreement until three (3) months after the Closing Date, neither the Company nor any of its officers and directors shall sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares. In addition, until six (6) months after the Closing Date, the Company is prohibited from entering into any “at-the-market” or continuous equity or variable rate transaction, subject to certain limited exceptions.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and termination provisions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

QR Lawyers, counsel to the Company, has issued an opinion to the Company, dated December 22, 2025, regarding the validity of the ordinary shares represented by the ADSs to be issued in the Offering. A copy of the opinion is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, which is being made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated December 18, 2025, titled “Nova Minerals Limited Announces Pricing of Public Offering,” and attached as Exhibit 99.2 is a copy of the press release of the Company dated December 22, 2025, titled “Nova Minerals Limited Announces Closing of Public Offering,” both of which are incorporated herein by reference

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement daetd December 18, 2025 by and among the Company and the Underwriters
5.1	Opinion of QR Lawyers
23.1	Consent of QR Lawyers (included in Exhibit 5.1 above)
99.1	Pricing Press Release dated December 18, 2025
99.2	Closing Press Release dated December 22, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: December 22, 2025	By:	/s/ Christoper Gerteisent
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer

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